Filed by Live Oak Acquisition Corp. V

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp. V

Commission File No. 001-42540

Date: June 10, 2026

On June 9, 2026, Michael Brown, the co-founder and Chief Executive Officer of Teamshares Inc., a Delaware corporation (“Teamshares”), appeared as a guest on an episode of The Watchlist, hosted by Ricki Lee. Teamshares and Live Oak Acquisition Corp. V, a Cayman Islands exempted company (“Live Oak”) are parties to a previously disclosed Business Combination Agreement, dated as of November 14, 2025 (the “Business Combination”).

A transcript of the podcast is set forth below. The transcript was generated using automated transcription tools and while every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, inaccuracies or omissions in the transcript. Neither Teamshares nor Live Oak believe that these are material.

Episode Transcript:

Ricki Lee: Millions of small business owners are approaching retirement, yet most have no clear succession plan. What if these businesses were acquired and what happens to the employees when the founder steps away? Today we’re looking at a company aiming to solve just that problem at scale through technology, acquisitions and employee ownership. I’m joined by Michael Brown, CEO of Teamshares. Michael, welcome to the Watchlist.

Michael Brown: Thank you.

Ricki Lee: So, Michael, for investors discovering Teamshares for the first time, can you briefly explain the business model and the market opportunity that you’re addressing?

Michael Brown: Absolutely. So Teamshares is a tech enabled acquiror of small to mid-size enterprises. That means we buy companies with half a million to $5 million of EBITDA from retiring owners. And we’re a consolidated operating company. We’re not an investment fund. So today we’ve got over 90 companies with approximately half a billion in consolidated revenue. So why Teamshares matters in the market opportunity is that four and a half million or 75% of all small businesses in the US are owned by baby boomers or Gen X, most of which we’ll need to sell over the next 20 years. And so we see this opportunity in a very tangible way with over 75,000 actively for sale businesses in our software every year. And so that’s the underpinning that will allow us to grow from $19 million of EBITDA last year in 2025 to a hundred million in 2027.

Ricki Lee: And it’s a fascinating time to be pursuing that strategy because we’re seeing a massive generational transition amongst small business owners with millions of founded companies expected to change hands over the next coming decade. So, with your upcoming NASDAQ listing, why is now the right time to enter the public markets and what does becoming public mean for Teamshares’ the next phase of growth?

Michael Brown: So, I think it’s not only the generational transition that we’re the market leader of, it’s also that Teamshares, the platform is built and it’s working. We’ve got 92 companies; we’ve shown and publicly disclosed very strong financial performance on investor materials. The second part is that we’re at this financial inflection point where we achieved really strong, positive consolidated EBITDA in 2025 and have a plan to grow EBITDA by five times over two years. And most importantly too, we’re public company ready and that’s a very serious operating advantage for us to take small businesses and be able to get them into public company standard financials. So, the interesting thing about Teamshares compared to most public listings is that most companies when they go public, they don’t have a direct benefit to the business or their growth from going public. Whereas financing is the raw material of how we grow. And public companies have faster and cheaper access to acquisition financing.

Ricki Lee: And Michael ultimately investors will be watching to see whether this can become a truly scalable platform rather than simply a series of acquisitions. So, looking ahead, what are the key growth drivers, investors should be watching as Teamshares executes on its long-term strategy?

Michael Brown: Yeah, absolutely. So, the main metric that we’re pointing investors towards is our consolidated EBITDA, so more formally named proforma adjusted EBITDA. And so that’s really akin to a run rate metric as if we’d owned every company for the past 12 months. And so that number was $19 million in 2025, and we’ve shown a forecast going to $60 million this year and a hundred million by 2027. So we’ll be able to update investors along the way based on how we’re tracking those projections. And we’ve shown detailed forecasts in our investor materials on how to get to those numbers.

Ricki Lee: So, this is a company attempting to bring technology scale and a repeatable process to one of the largest ownership transitions in American business history. Thank you so much for your time today, Michael. Once again, that is Michael Brown, CEO of Teamshares. For more information on the company and its strategy, visit teamshares.com/investors. That’s all for this episode of the Watchlist. I’m Ricki Lee. Make good choices today.

Additional Information and Where to Find It

A Registration Statement on Form S-4 filed with the SEC by Live Oak and Teamshares has been filed with, and been declared effective by, the U.S. Securities and Exchange Commission (the “SEC”). Live Oak has also filed or will file with the SEC a proxy statement (the “Proxy Statement”) setting forth proposals to be presented to Live Oak shareholders of record as of the Record Date at an extraordinary general meeting of Live Oak shareholders, which Proxy Statement also contains information about how to vote shares and how to attend the Shareholder Meeting. SHAREHOLDERS OF LIVE OAK AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT IN CONNECTION WITH LIVE OAK’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED BUSINESS COMBINATION BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT LIVE OAK, TEAMSHARES AND THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain copies of the Registration Statement and the Proxy Statement, without charge on the SEC’s website at www.sec.gov or by directing a request to: Live Oak Acquisition Corp. V, 4921 William Arnold Road, Memphis, TN, 38117 United States, Attn: Richard Hendrix, Chairman & Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this communication in each case is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Live Oak, Teamshares and their respective directors, executive officers and other members of their management and employees, as applicable, may be deemed to be participants in the solicitation of proxies from Live Oak’s shareholders in connection with the proposed Business Combination. Live Oak shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of Live Oak’s directors and officers in the solicitation by reading Live Oak’s final prospectus filed with the SEC on February 28, 2025 in connection with Live Oak’s initial public offering, Live Oak’s Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on March 30, 2026, and Live Oak’s other public filings with the SEC, including the Registration Statement and the Proxy Statement. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination, which may, in some cases, be different from those of shareholders generally, are set forth in the Registration Statement relating to the proposed Business Combination. These documents can be obtained free of charge from the source indicated above.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws. Actual results of Live Oak, Teamshares and the public company resulting from the proposed Business Combination (the “Combined Company”) may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this communication. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement with respect to the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed Business Combination and definitive agreements with respect thereto; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Teamshares and Live Oak or other conditions to Closing; (4) the inability to obtain or maintain the listing of Combined Company shares on Nasdaq or another national securities exchange following the proposed Business Combination; (5) the ability of Live Oak to remain current with its SEC filings; (6) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Live Oak and Teamshares after the Closing to grow and manage growth profitably and retain its key employees; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations; (10) the inability of Teamshares to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination; (11) the risk that additional financing in connection with the proposed Business Combination, or additional capital needed following the proposed Business Combination to support Teamshares’ business or operations, may not be raised on favorable terms or at all; (12) the evolution of the markets in which Teamshares competes; (13) the ability of Teamshares to implement its strategic initiatives and continue to innovate its existing products and services; (14) the level of redemptions of Live Oak’s public shareholders; and (15) other risks and uncertainties included in documents filed or to be filed with the SEC by Live Oak and/or Teamshares.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by Live Oak and Teamshares from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither Live Oak nor Teamshares presently knows, or that Live Oak and/or Teamshares currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. Past performance by Live Oak’s or Teamshares’ management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Live Oak’s or Teamshares’ management teams or businesses associated with them as indicative of future performance of an investment or the returns that Live Oak or Teamshares will, or may, generate going forward. Neither Live Oak nor Teamshares undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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